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                                                                  Exhibit (a)(2)

I am pleased to announce that Quantum's Board of Directors has approved a Voluntary Stock Option Exchange program ("Exchange Program") in which eligible employees will have the opportunity to exchange certain options that have an exercise price of $14 per share or more ("Old Options") for the promise to grant new options ("New Options") to be granted in the future under the Quantum Corporation Supplemental Stock Option Plan. The offer for the Exchange Program begins today.

The Exchange Program is subject to the terms and conditions of this letter, the enclosed Offer to Exchange describing the Exchange Program, the Election Form for tendering options, and the Notice to Change Election From Accept to Reject. These materials are also available on the Quantum intranet. We are separately mailing for your review a stock report listing your current outstanding stock options. We strongly urge you to read all of these materials carefully and understand the risks before making your decision. We also strongly encourage you to consult your tax and financial advisors before making any decision about the Exchange Program. Participation by each eligible option holder is voluntary.

Stock options are an important component of our total compensation program. We believe that granting stock options provides an opportunity to: (1) align employee and shareholder interests, and (2) provide incentives for employees to achieve high levels of performance. Quantum recognizes that some of the options granted in past years have exercise prices significantly higher than the current market price of Quantum DSS shares (that is, some options currently are "underwater"). The Exchange Program is an opportunity for, though not a guarantee of, the grant of New Options that may have a greater potential to
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increase in value over time.

If you elect to participate in the Exchange Program, you must make your election by completing and returning the Election Form during the period beginning on June 4, 2001 and ending at 5:00 p.m. Pacific Daylight Time, July 3, 2001, unless the time period of the offer is extended by us (the "Expiration Date"). If your Election Form is received after this time, it will not be accepted by us, or if you fail to turn it in, you will be deemed to have elected not to participate in
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the Exchange Program.

The main features of the Exchange Program include the following:

 .    Most regular employees of Quantum and its subsidiaries as of June 4, 2001 through the Expiration Date are eligible for the Exchange Program. However, executive officers, members of the Board of Directors, transition employees and employees residing or employed in France, Canada, Korea, China, Japan and Taiwan are not eligible. Transition employees are employees identified for job elimination due to the HDD/Maxtor merger and assigned to a transition role with a specified end date.

 .    Options eligible to be tendered are all options outstanding under the
     Quantum Corporation 1993 Long-Term Incentive Plan, the Quantum Corporation Supplemental Stock Option Plan, the Quantum Corporation 1986 Stock Option Plan, the Meridian Data, Inc. 1997 Stock Plan, the Parallan Computer, Inc. 1988 Incentive Stock Plan, the Meridian Data, Inc. 1987 Incentive Stock Plan, the ATL Products, Inc. 1997 Stock Incentive Plan and the ATL Products, Inc. 1996 Stock Incentive Plan that have an exercise price of $14 per share or more.

 .    If you elect to tender an Old Option, all options granted since January 5,
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     2001 must be tendered. This includes options with an exercise price below
     $14 per share.
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 .    Each Old Option will be replaced with a promise to grant a New Option to be granted on the first business day that is six months and one day from the date the Old Options are cancelled. We expect to grant the New Options on January 7, 2002, unless the offer is extended by us, in which case the New Options will be granted on the first business day that is six months and one day from the date that we cancel the Old Options.

 .    If you elect to tender an Old Option, you will not be eligible to receive any other options, including the 2001 Annual Grant, until January 7, 2002 at the earliest.

 .    Once your Old Option is cancelled, you will not be able to exercise your
     Old Option, even if you terminate employment for any reason whatsoever and do not receive a New Option.

 .    New Options will be granted on a basis of one New Option for each Old
     Option that is cancelled. The New Options will be for the same number of shares as your Old Options, less any exercised shares.

 .    The New Options will be granted under the Quantum Corporation Supplemental
     Stock Option Plan (SSOP).

 .    Each New Option will be a non-qualified stock option (NQ), even if the Old
                                                                ---------------
     Option that is cancelled is an incentive stock option (ISO).
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 .    The exercise price of the New Options will be equal to the fair market value of Quantum DSS shares on the day we grant the New Options, expected to be January 7, 2002. This price may be higher, or lower, or the same as the exercise price of the Old Options to be cancelled. There is a possibility that the exercise price of the New Options could be higher than the exercise price of the Old Options.

 .    Each New Option will have the same vesting schedule as the corresponding
     Old Option, however, the vesting of each New Option generally will start over on the date of grant of the New Option.

 .    You must be an eligible employee of Quantum or one of its subsidiaries on the date the New Options are granted. If your employment with Quantum or one of its subsidiaries terminates for any reason whatsoever before the date the New Options are granted (expected to be January 7, 2002), you will not receive a New Option.

The Exchange Program is not a guarantee of employment for any period. Your employment with Quantum or one if its subsidiaries remains "at will" and may be terminated at any time by either you or Quantum (or one of its subsidiaries, as applicable), with or without cause or notice, subject to the provisions of local law.

If you have any questions about the Exchange Program or would like to obtain paper copies of the documents referenced in this letter, please call the Quantum Employee Call Center at 1-800-499-9007.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your options through the Offer. You should rely only on the information in this document or to which we have referred you.

Thank you for your continued contributions to Quantum's success.

Michael Brown

June 4, 2001